FEDERATED HERMES MONEY MARKET OBLIGATIONS TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

February 13, 2025

Matthew Williams

U.S. Securities and Exchange Commission
Branch Chief

Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:	FEDERATED HERMES MONEY MARKET OBLIGATIONS TRUST (the “Registrant”) Federated Hermes U.S. Treasury Cash Reserves (the “Fund”) Cash Reserve Shares
1933 Act File No. 033-31602 1940 Act File No. 811-05950

Dear Mr. Williams:

On January 30, 2025, the Registrant filed Post-Effective Amendment No. 262 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 264 under the Investment Company Act of 1940, as amended, to the Registration Statement of the above-named Registrant and Fund to register a new class of shares, Cash Reserve Shares. The Amendment’s SEC Accession No. is 0001623632-25-000172.

As indicated on the facing page of the Amendment, the Registrant has specified that it is to become effective automatically 60 days after filing pursuant to the provisions of Rule 485(a) (1) under the 1933 Act.

Following the submission of the Amendment, the Registrant has determined to add clarifying language to the Fund’s prospectus and wishes to advise the Staff of the Securities and Exchange Commission (the “Staff”) so that the clarifying disclosure may be considered during Staff review of the Amendment.

The Registrant proposes to delete the following disclosures:

Summary Prospectus “Purchase and Sale of Fund Shares”:

“The Cash Reserve Shares offered through this Prospectus are available for purchase exclusively to shareholders investing through The Bank of New York Mellon (BNY), a financial intermediary, which has entered into an agreement with the Fund’s Distributor with respect to the Cash Reserve Shares. Cash Reserve Shares may not be purchased directly from the Fund.”

Statutory Prospectus “How is the Fund Sold?”

“The Cash Reserve Shares offered through this Prospectus are available for purchase exclusively to shareholders investing through BNY, a financial intermediary, which has entered into an agreement with the Fund’s Distributor with respect to the Cash Reserve Shares.”

Statutory Prospectus “How to Purchase Shares”

“You may purchase Shares through a financial intermediary or through an exchange from another Federated Hermes fund. The Fund reserves the right to reject any request to purchase or exchange Shares. New investors must submit a completed New Account Form.

The CRS class offered through this Prospectus are available for purchase exclusively to shareholders investing through BNY, a financial intermediary, which has entered into an agreement with the Fund’s Distributor with respect to the CRS class. See “Through A Financial Intermediary” for additional details.”

The above disclosures would be replaced with:

Summary Prospectus “Purchase and Sale of Fund Shares” and Statutory Prospectus “How is the Fund Sold?”

"The Cash Reserve Shares offered through this Prospectus are available for purchase exclusively to shareholders investing through The Bank of New York Mellon (BNY), a financial intermediary, which has entered into an agreement with the Fund’s Distributor with respect to the Cash Reserve Shares. Cash Reserve Shares may not be purchased directly from the Fund. The Fund has been informed that BNY may employ blockchain technology to maintain a record of share ownership for their customers on various blockchain-enabled platforms. The Fund and the Cash Reserve Share Class do not themselves employ blockchain technology.”

Statutory Prospectus “How to Purchase Shares”

“You may purchase Shares or exchange into Shares from another Federated Hermes fund through BNY. The Fund reserves the right to reject any request to purchase or exchange Shares. New investors must submit a completed New Account Form. See “Through A Financial Intermediary” for additional details.”

Thank you for your consideration of this clarifying disclosure as you review the Registrant’s Amendment.

Questions on this letter or requests for additional information may be directed to me at Kary.Moore@FederatedHermes.com or by phone at 724-720-8533.

Very truly yours,

/s/ Kary A. Moore
Kary A. Moore
Assistant General Counsel
Assistant Secretary of the Registrant